UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On February 25, 2025, Nano-X Imaging Ltd. (the “Company”) announced that it has received CE (Conformité Européenne) mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure.  Nanox.ARC is a stationary X-ray system, intended to generate tomographic images of human anatomy from a single tomographic sweep performed in recumbent positions of adult patients.

The contents of Exhibit 99.1 to this Form 6-K, excluding statements in quotes included therein, are incorporated by reference into the registration statements on Form F-3 (File No. 333-271688) and on Form S-8 (File No. 333-248322) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated February 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD.

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: February 25, 2025

3